Exhibit 21.1

Subsidiaries of BancFirst Corporation

Subsidiary Name	State of Incorporation	Percentage of Ownership
BancFirst	Oklahoma	100.00%
BFC Capital Trust II	Delaware	100.00%
Council Oak Partners, LLC	Oklahoma	100.00%
Wilcox, Jones & McGrath, Inc.	Oklahoma	100.00%
First State Bank (Jones)	Oklahoma	100.00%

Subsidiaries of BancFirst

Subsidiary Name	State of Incorporation	Percentage of Ownership
Council Oak Investment Corporation	Oklahoma	100.00%
Council Oak Real Estate, Inc.	Oklahoma	100.00%
BancFirst Agency, Inc.	Oklahoma	100.00%
Lenders Collection Corporation	Oklahoma	100.00%
BancFirst Community Development Corporation	Oklahoma	100.00%